UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Lee Enterprises, Incorporated
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
523768 10 9
(CUSIP Number)
December 31, 2017
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]   Rule 13d-1(b)

[  ]  Rule 13d-1(c)

[  ]  [Rule 13d-1(d)
*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 523768 10 9

1	Name of Reporting Person: Archview Investment Group LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,348,085
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 4,348,085
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 4,348,085
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%*
12	TYPE OF REPORTING PERSON IA

* Based on 56,707,972 shares of common stock outstanding as of November 30, 2017, as reported in the Issuer's Form 10-k for the year ending September 24, 2017 filed with the SEC on December 8, 2017

CUSIP No. 523768 10 9

1	Name of Reporting Person: John Humphrey I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,348,085
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 4,348,085
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 4,348,085
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%*
12	TYPE OF REPORTING PERSON IN

* Based on 56,707,972 shares of common stock outstanding as of November 30, 2017, as reported in the Issuer's Form 10-k for the year ending September 24, 2017 filed with the SEC on December 8, 2017

CUSIP No. 523768 10 9

1	Name of Reporting Person: Jeff Jacob I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,348,085
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 4,348,085
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 4,348,085
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%*
12	TYPE OF REPORTING PERSON IN

* Based on 56,707,972 shares of common stock outstanding as of November 30, 2017, as reported in the Issuer's Form 10-k for the year ending September 24, 2017 filed with the SEC on December 8, 2017

CUSIP No. 523768 10 9

SCHEDULE 13G

Item 1(a)	Name of Issuer: Lee Enterprises, Incorporated
Item 1(b)	Address of Issuer's Principal Executive Offices: 201 N. Harrison Street, Suite 600, Davenport, Iowa 52801
Item 2(a)
Name of Persons Filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):
(i) Archview Investment Group LP ("Archview");
(ii) John Humphrey ("Mr. Humphrey"); and
(iii) Jeff Jacob ("Mr. Jacob").
The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1.  Archview is the registered investment adviser to certain affiliated funds (the "Funds") that directly hold the shares of Common Stock to which this statement relates for the benefit of their respective investors, and in such capacity Archview has voting and dispositive power over such shares.  Mr. Humphrey and Mr. Jacob are each a Co-Chief Investment Officer of Archview.

Item 2(b)	Address of Principal Business Office, or if None, Residence: 750 Washington Boulevard, 10th Floor, Stamford, CT 06901
Item 2(c)	Citizenship or Place of Organization: Archview is Delaware Limited Partnership. Mr. Humphrey and Mr. Jacob are U.S. Citizens.
Item 2(d)	Title of Class of Securities: Common Stock, $0.01 par value
Item 2(e)	CUSIP Number: 523768 10 9
Item 3
If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the persons filing are:
 (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e) [X] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

CUSIP No. 523768 10 9

Item 4	Ownership: (a) through (c): The information set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G is incorporated herein by reference thereto.

Item 5	Ownership of Five Percent or Less of the Class: Not Applicable
Item 6
Ownership of More than Five Percent on Behalf of Another Person.

Each of the Funds has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock that it directly owns.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable
Item 8	Identification and Classification of Members of the Group: Not Applicable
Item 9	Notice of Dissolution of Group: Not Applicable
Item 10
Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §290.14a-11.

CUSIP No. 523768 10 9
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 12, 2018

ARCHVIEW INVESTMENT GROUP LP
By:
Name:

JOHN HUMPHREY

JEFF JACOB

CUSIP No. 523768 10 9
Exhibit 1

JOINT FILING AGREEMENT
Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an Exhibit (the "Schedule 13G"), and any amendments thereto, is and will be filed with the Securities and Exchange Commission jointly on behalf of each of them.
Dated:  February 12, 2018

ARCHVIEW INVESTMENT GROUP LP
By:
Name:

JOHN HUMPHREY

JEFF JACOB